[redacted]

06009041

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-32140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Public Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 N. Argonne Rd.
(No. and Street)

Spokane, WA 99212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Ross (509) 892-5590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P.S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 1940 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Public Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William F. Ross
Signature

President
Title

CINDY D. BURROWS NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES JULY 1, 2009

Cindy D. Burrows
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2005

PUBLIC SECURITIES, INC.

December 31, 2005

TABLE OF CONTENTS

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Board of Directors
Public Securities, Inc.
Spokane, Washington

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Public Securities, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Securities, Inc. at December 31, 2005 and the results of its operations, stockholder's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 5, the Company has been under regulatory reviews concerning the reporting of revenue. It is not possible to predict at this time the full extent of the Company's liabilities, if any, arising from these reviews.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
February 28, 2006

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center ◦ 601 W. Riverside, Suite 1940 ◦ Spokane, WA 99201
Phone (509) 838-5111 ◦ Fax (509) 838-5114 ◦ www.williams-webster.com

PUBLIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
CURRENT ASSETS		
Cash on hand and in bank	$	51,293
Securities owned, marketable at market value		363,800
Income tax receivable		32,920
Receivables from clearing broker		127,024
TOTAL CURRENT ASSETS		575,037
PROPERTY & EQUIPMENT		
Property and equipment		67,206
Accumulated depreciation		(61,829)
TOTAL PROPERTY & EQUIPMENT		5,377
OTHER ASSETS		
Deferred tax asset		4,183
Other investments		3,500
Deposits		200
TOTAL OTHER ASSETS		7,883
TOTAL ASSETS	$	588,297
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	8,304
Securities sold, but not yet purchased, at cost		8,305
Accrued expenses and taxes payable		100,725
TOTAL CURRENT LIABILITIES		117,334
COMMITMENTS AND CONTINGENCIES		120,000
STOCKHOLDER'S EQUITY		
Preferred stock, 100,000 shares authorized; $1.00 par; no shares issued and outstanding		-
Common stock, 10,000 shares authorized; $1.00 par; 3,794 shares issued and outstanding		3,794
Additional paid-in capital		205,997
Retained earnings		141,172
TOTAL STOCKHOLDER'S EQUITY		350,963
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	588,297

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2005

REVENUES		
Commissions	$	315,763
Other trading income		549,187
Interest and dividend income		4,134
Unrealized gains on securities		54,211
Other non-operating income		1,100
TOTAL REVENUES		924,395
EXPENSES		
Regulatory fees and expenses		11,255
Employee compensation		82,521
Depreciation		4,508
Commission expense		803,926
Other operating expenses		180,828
TOTAL EXPENSES		1,083,038
LOSS BEFORE TAXES		(158,643)
Income tax benefit		32,354
NET LOSS	$	(126,289)

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2005

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2005	$ 3,794	$ -	$ 183,997	$ 267,461	$ 455,252
Contribution of capital	-	-	22,000	-	22,000
Net loss for the year ended December 31, 2005	-	-	-	(126,289)	(126,289)
Balance, December 31, 2005	$ 3,794	$ -	$ 205,997	$ 141,172	$ 350,963

The accompanying notes are an integral part of these financial statements.

PUBLIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(126,289)
Adjustments to reconcile net loss to cash flows provided from operating activities:		
Depreciation		4,508
(Increase) decrease in assets:		
Decrease in securities owned, marketable at market		206,270
Increase in receivables from clearing broker		(27,986)
Decrease in prepaid expenses		4,134
Increase in deferred tax asset		(32,920)
Increase in income tax receivable		(4,183)
Increase (decrease) in liabilities:		
Decrease in accounts payable		(2,407)
Increase in accrued expenses and taxes payable		31,585
Decrease in payable to clearing broker		(64,613)
Increase in commitments and contingencies		30,000
Increase in stock sold, but not yet purchased		5,805
NET CASH PROVIDED BY OPERATING ACTIVITIES		23,904
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(1,480)
NET CASH USED BY INVESTING ACTIVITIES		(1,480)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital		22,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		22,000
NET DECREASE IN CASH		44,424
CASH - beginning of year		6,869
CASH - end of year	$	51,293
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax paid	$	-
Interest expense paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Public Securities, Inc. operates as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis. The Company is closely held and is located in Spokane, Washington. The Company makes markets for some currently emerging stocks and original issues, on both the wholesale and retail investment markets, and as such is open to some credit and market risks in the changing valuation of these issues.

Accounting Method

The Company uses the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Related Expenses

The Company recognizes income from trades made and investing activities, including its portion of any shared commissions. All securities representatives of the broker-dealer are independent. Total commission expense recorded in 2005 was $803,926, which totals all commissions paid to the securities representatives.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standard No. 107, (hereinafter "SFAS No. 107") "Disclosures about Fair Value of Financial Instruments," include cash, accounts receivable, investment in securities available-for-sale, restricted cash, accounts payable and accrued expenses and short-term borrowings. All instruments other than the investment in securities available-for-sale are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2005. Investment in securities available-for-sale is recorded at fair value at December 31, 2005.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of the Company.

Furniture and Equipment

Furniture and equipment was expensed in the year acquired and was immaterial in amount prior to 1996. Beginning in 1996, the Company capitalized furniture and began depreciating it over useful lives of three to seven years using straight-line and double declining balance depreciation methods. Depreciation for the current year is $4,508.

Impaired Asset Policy

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 and believes that the adoption has had no material impact on the financial statements of the Company at December 31, 2005.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensated Absences
Employees of the Company are not entitled to paid vacation, and vacation pay when granted is charged to current operations. If the amount were estimatible, it would not be currently recognized as the amount would be deemed immaterial.

Income Taxes
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standard No. 109, (hereinafter "SFAS No. 109") "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset. The Company has a book and tax difference relating to depreciation, meals and entertainment and an increase in the contingency reserve.

The Company's effective income tax rate is materially the expected federal statutory rate of 34% applied to net loss after adjustments for non-deductible expenses for tax purposes. The benefit for federal income tax consists of the following:

The Company had a net operating loss for tax purposes of $158,643. This amount will be carried back to the tax years ending in December 2003 nd 2004 and will generate a refund of $27,951. During the period ending December 31, 2005 the Company made an estimated tax payment of $4,969 which will also be refunded bringing the total tax refund receivable to $32,920. After carrying back the net opertong loss to the prior years, there is still a deferred tax asset available to offset future taxes. The unused portion of the net operating loss can be carried forward 20 years. No valuation allowance is necessary as management fully expects to have taxable income in the future.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments (continued)
At December 31, 2005, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Securities Transactions
Related brokerage commissions are recorded on a trade date basis. The Company's securities transactions are settled by a clearing broker. The Company receives a predetermined percentage of commissions collected by its clearing broker and recognizes this amount as brokerage commissions. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company's board of directors. The resulting difference between cost and market (or fair value) is included in the calculation of income (loss).

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Servicing of Financial Assets
In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (hereinafter "SFAS No. 140"). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard has not had a material effect on the Company's results of operations or financial position.

Recent Accounting Pronouncements
In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections," (hereinafter "SFAS No. 154") which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28". SFAS No. 154 provides guidance on accounting for and reporting changes in accounting principle and error corrections. SFAS No. 154 requires that changes in accounting principle be applied retrospectively to prior period financial statements and is effective for fiscal years beginning after December 15, 2005. The adoption of this statement had no material impact the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements(continued)
that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. The adoption of this statement had no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB Statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of this statement had no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensations." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, *Inventory Costs— an amendment of ARB No. 43, Chapter 4.* This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements(continued)
during fiscal years beginning after June 15, 2005. The adoption of this statement had no immediate material impact on the Company.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. At December 31, 2005, the Company determined that there was no impact to the adoption of this statement.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1,500 percent (15 to 1). At December 31, 2005, the Company had net capital of $257,261 which is $60,261 in excess of the net capital requirement of $197,000. The Company's net capital ratio was 89% percent. The Company is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 3 – CAPITAL STOCK, CONTRIBUTED CAPITAL

The authorized, issued and outstanding shares of the Compnay's capital stock at December 31, 2005 are as follows:

Common stock: 10,000 shares authorized; $1 par value; 3,794 shares issued and outstanding.

Preferred stock: 100,000 shares authorized; $1 par value; no shares issued and outstanding. Dividends are one percent per month and ten percent of net profits of the corporation, cumulative. The preferred stock is callable at 105 percent of face after one year, or at the election of the Company, any year thereafter.

Included in additional paid-in capital at December 31, 2005 is a contribution of $25,000 and a withdrawal of $3,000 of capital by the Company's sole shareholder. The Company's sole shareholder made a capital contribution in August 2001 of $129,760 to maintain the Company's NASD net capital requirements. NASD regulation required the previously contributed capital be maintained in the Company's additional paid-in capital for a period of one year. The Company complied with this requirement.

NOTE 4 – RENTAL AGREEMENTS

The Company rents office space for $2,554 per month. Total payments in 2005 under this agreement were $30,648.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company's clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer trading account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The clearing broker and the Company also seek to control counterparty credit risk through the use of credit approvals, credit limits and collateral requirements.

The Company is further exposed to credit risk for receivables from the clearing broker when the Company is operating. Such credit risk is generally limited to the amount of the prior month's commissions receivable from the clearing broker.

The Washington State Department of Revenue is currently examining the Company's method of reporting revenue for a multi-year period. Although the related prospective tax assessments could be material, the Company has retained legal representation and is disputing the claims made which, with penalties and interest, could exceed $150,000. It is not possible to predict the Company's liabilities, if any, arising from these examinations, however, management has elected to record a liability of $120,000 towards this contingency.

NOTE 6 – RETIREMENT ACCOUNTS

The Company provides a simplified employee pension plan that covers all employees who are at least 21 years of age and who have been employed by the Company in at least two of the immediately preceding five years. Employer contributions are discretionary and are limited annually to the smaller of $30,000 or 15% of compensation. For the year ended December 31, 2005, the Compnay recognized no expense associated with this plan.

The Company also has a cafeteria plan available to its employees.

NOTE 7 – CONCENTRATION OF CREDIT RISK

At December 31, 2005, the Company's cash balances were $51,293. The Company clears its securities transactions through, and has its securities held by, another broker-dealer, Emmet A. Larkin Company, Inc. At December 31, 2005, Emmet A. Larkin Company, Inc. was holding $363,799 of the Company's securities.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition as of December 31, 2005 of Public Securities, Inc. is available for examination and copying at the office of the Company and at the Los Angeles, California, Pacific Regional Office of the Commission.

SUPPLEMENTAL INFORMATION

PUBLIC SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$	350,963
Deductions:		
Haircuts on securities owned and under concentration		(47,522)
Non-allowable assets		(46,180)
NET CAPITAL	$	257,261
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	237,334
Less: Securities sold , but not yet purchased, at cost		(8,305)
TOTAL AGGREGATE INDEBTEDNESS	$	229,029
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	197,000
Capital in excess of minimum requirement	$	60,261
Excess net capital @ 1500%	$	222,907
Excess net capital @ 1000%	$	234,358
Ratio of aggregate indebtedness to net capital		89.03%
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) Focus Report:	$	249,253
Increase in estimates for contingencies		30,000
Increase in federal income tax receivable		(32,920)
Other adjustments to net capital		10,928
NET CAPITAL	$	257,261

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Independent Auditor's Report On Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Public Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Public Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Public Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure and its related practices and procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation to future periods is subject to risk that such may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center ◦ 601 W. Riverside, Suite 1940 ◦ Spokane, WA 99201
Phone (509) 838-5111 ◦ Fax (509) 838-5114 ◦ www.williams-webster.com

performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on 17a-5 (g) under the Securities and Exchange Act of 1934, and should not be used for any other purposes.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

February 28, 2006

PUBLIC SECURITIES, INC.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Public Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Public Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 153-3 (k) (2) (b).